Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2016	2015	2014	2013	2012
(dollars in thousands)
Fixed charges
Total interest charges	$67,407	$67,178	$66,132	$64,130	$62,056
Interest component of rentals	3,249	3,060	3,244	2,793	2,690
Pretax preferred stock dividend requirements of subsidiaries	1,453	1,443	1,444	1,421	1,467
Total fixed charges	$72,109	$71,681	$70,820	$68,344	$66,213
Earnings
Net income attributable to Hawaiian Electric	$143,397	$136,794	$138,721	$124,009	$100,356
Fixed charges, as shown	72,109	71,681	70,820	68,344	66,213
Income taxes	84,801	79,422	80,725	69,117	61,048
Interest capitalized	(3,727)	(3,265)	(3,954)	(7,097)	(4,355)
Earnings available for fixed charges	$296,580	$284,632	$286,312	$254,373	$223,262
Ratio of earnings to fixed charges	4.11	3.97	4.04	3.72	3.37